UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF Nº 76.535.764/0001-43

NIRE 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 157, paragraph 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that on December 4, 2017 the Judge of the Bankruptcy Court for the Southern District of New York issued a ruling denying the motion of Mr. Jasper Berkenbosch (Judicial Administrator in the Netherlands for Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization – “Oi Coop”) to revoke the current ruling issued under Chapter 15 of the US Bankruptcy Code (“Chapter 15”) proceeding of Oi Brasil Holdings Coöperatief UA – In Judicial Reorganization (“Oi Coop”), and to recognize Oi Coop’s bankruptcy proceedings in the Netherlands as its foreign main proceeding, maintaining the recognition by that Court of the judicial reorganization proceeding, presently ongoing in the 7th Corporate Court of the Judicial District of the State of Rio de Janeiro, Brazil, as its foreign main proceeding. In reaching this decision, the Judge found that the center of main interests or “COMI” of Oi Coop was and remains in Brazil.

The full text of this decision is attached to the Material Fact and is also available for download on the Company’s website (www.oi.com.br/ri), on the CVM’s Empresas.NET system (www.cvm.gov.br), as well as the website of B3 SA – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br). The Company will arrange for the translation of the decision into Portuguese and will make it available as soon as possible at the above addresses.

The Company will keep its shareholders and the market informed of any relevant development on the subject matter of this Material Fact.

Rio de Janeiro, December 5, 2017

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer